UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated February 11, 2021.

Buenos Aires, February 11, 2021

To the

COMISIÓN NACIONAL DE VALORES

MERCADO ABIERTO ELECTRÓNICO S.A.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Re.: Relevant Information– Results of Exchange Offers and Consent Solicitation.

Dear Sirs:

The purpose of this letter is to comply with the requirements set forth in article 2, Chapter I, Title XII of the Comisión Nacional de Valores Rules (T.O. 2013, as amended and complemented) and inform that on February 11, 2021 YPF S.A. (“YPF”) published the attached press release by means of which YPF informed the results of its Exchange Offers and Consent Solicitation related to (i) class XLVII notes due 2021; (ii) class XXVIII notes due 2024; (iii) class XIII notes due march 2025; (iv) class XXXIX notes due July 2025; (v) class LIII notes due 2027; (vi) class I notes under the frequent issuer regime due 2029; and (vii) the class LIV notes due 2047, described in the pricing supplement published by YPF on the Autopista de la Información Financiera of the Comisión Nacional de Valores and on the Mercado Abierto Electrónico S.A. website on January 7, 2021, as amended on January 14, 2021, as amended and restated on January 25, 2021, as amended on February 1, 2021, and as amended on February 7, 2021 (the “Pricing Supplement”).

All the terms not defined herein will have the meaning assigned to them in the Pricing Supplement.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 11, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer

YPF Sociedad Anónima Announces Results of its Exchange Offer and Consent Solicitation

February 11, 2021— Buenos Aires, Argentina

FOR IMMEDIATE RELEASE

YPF S.A. (“YPF” or the “Company”) announced today the results of its Exchange Offers and Consent Solicitation made pursuant to exchange offer and consent solicitation memorandum dated January 7, 2021, as most recently amended on February 7, 2021 (the “Exchange Offer and Consent Solicitation Memorandum”). Capitalized terms not defined herein shall have the meaning ascribed to them in the Exchange Offer and Consent Solicitation Memorandum.

The 2021 Old Notes Early Participation Deadline and the Expiration Time with respect to the Exchange Offers corresponding to the 2024 Old Notes, March 2025 Old Notes, July 2025 Old Notes, 2027 Old Notes, 2029 Old Notes and 2047 Old Notes was 11:59 p.m. (EST) on February 10, 2021. Pursuant to the Exchange Offer and Consent Solicitation Memorandum, Eligible Holders of Old Notes were required to validly tender and not validly withdraw their Old Notes prior to or at such time and date to be eligible to receive the Exchange Consideration or 2021 Old Notes Early Exchange Consideration, as applicable.

Based on information provided by D.F. King & Co., Inc. (“D.F. King”), the exchange agent and information agent for the Exchange Offers and Consent Solicitation, tender instructions and Proxies relating to the Old Notes in the amounts set forth in Table 1 below were validly delivered and not validly withdrawn prior to or at 11:59 p.m. (EST) on February 10, 2021. YPF has accepted all valid tender instructions and Proxies delivered pursuant to the Exchange Offers and Consent Solicitation.

Table 1

Title of Old Notes (1)	CUSIPs and ISINs (144A and Reg S)	Aggregate Principal Amount Tendered	Percentage of Aggregate Principal Amount Outstanding Tendered
2021 Old Notes	984245AM2 / US984245AM20 P989MJBG5 / USP989MJBG51	US$ 246,735,000	59.79%
2024 Old Notes	984245AK6 / US984245AK63 P989MJAY7 / USP989MJAY76	US$ 656,382,382	43.12%
March 2025 Old Notes	984245AT7 / US984245AT72 P989MJBQ3 / USP989MJBQ34	US$ 201,667,138	37.15%
July 2025 Old Notes	984245AL4 / US984245AL47 P989MJBE0 / USP989MJBE04	US$ 368,228,998	24.55%
2027 Old Notes	984245AQ3 / US984245AQ34 P989MJBL4 / USP989MJBL47	US$ 190,697,000	19.07%
2029 Old Notes	984245AS9 / US984245AS99 P989MJBP5 / USP989MJBP50	US$ 101,028,000	20.21%
2047 Old Notes	984245AR1 / US984245AR17 P989MJBN0 / USP989MJBN03	US$ 213,387,500	28.45%

The Old Notes validly tendered pursuant to the Exchange Offer and Consent Solicitation Memorandum are sufficient to satisfy the Minimum Issuance Condition.

Subject to the satisfaction or waiver of the conditions set forth in the Exchange Offer and Consent Solicitation Memorandum, as consideration for the Old Notes listed in Table 1, the Company intends to:

•

on the 2021 Old Notes Early Settlement Date, (a) issue US$775,312,599 aggregate principal amount of New Secured 2026 Notes and (b) pay U.S.$ 100,667,880 in cash, to Eligible Holders who validly tendered their 2021 Old Notes prior to the 2021 Old Notes Early Participation Deadline; and

•

on the Settlement Date, issue US$747,833,257 principal amount of New 2029 Notes and US$575,649,021 principal amount of New 2033 Notes to Eligible Holders who validly tendered their Old Notes (other than the Old 2021 Notes) prior to the Expiration Time.

In addition, since (i) Eligible Holders of 2021 Old Notes representing 59.79% of the aggregate principal amount outstanding of such notes have validly tendered into the applicable Exchange Offer, and (ii) the Central Bank has approved the aggregate results of the Exchange Offers as a valid refinancing plan under the Communication “A” 7106, including access by YPF to the foreign exchange market to make the cash payment to Eligible Holders who tendered their Old 2021 Notes pursuant to the Exchange Offers and to repay any 2021 Old Notes that are not exchanged pursuant to the Exchange Offer on their maturity date, the Company has decided to waive the 2021 Old Notes Minimum Exchange Condition.

The 2021 Old Notes Early Settlement Date for the 2021 Old Notes validly tendered and not validly withdrawn prior to or at the 2021 Old Notes Early Expiration Date will be February 12, 2021. The settlement date for Old Notes of all other series validly tendered and not validly withdrawn prior to or at the Expiration Time will be February 12, 2021.

Given that Proxies received were not sufficient to reach the Requisite Majorities as of the registration date, the Proposed Amendments will not become effective. The Company has decided to waive the condition to the Exchange Offers relating to the execution and delivery of the Old Notes Indentures implementing the Proposed Amendments.

********

Tax Notice

For a summary of certain U.S. federal income tax consequences of the Exchange Offers and Consent Solicitation that may be relevant to a beneficial owner of the Old Notes or the New Notes, please review the section entitled “Taxation—Certain U.S. Federal Income Tax Considerations” in the Exchange Offer and Consent Solicitation Memorandum and the below notice. If the information in this tax notice differs from the information contained in the Exchange Offer and Consent Solicitation Memorandum, you should rely on the information in this tax notice.

Issue Date and Issue Price of the New Notes

Subject to the discussion in the second succeeding paragraph, for U.S. federal income tax purposes, the “issue date” of the New Notes is expected to be February 12, 2021. Subject to the discussions in the first and second succeeding paragraphs, for U.S. federal income tax purposes, the “issue price” of the New Notes generally will be their fair market value on the issue date if the New Notes are “traded on an established market.” A series of New Notes will be considered to be traded on an established market if, at any time during the 31-day period ending 15 days after the issue date, there is a sales price for the series or there are one or more firm or indicative quotes for the series. We expect that each series of New Notes will be treated as traded on an established market.

Notwithstanding the preceding paragraph, if we were to issue a substantial amount of any series of New Notes pursuant to a cash offering substantially contemporaneous with the issue date of the New Notes (as described above), the issue price of any New Notes of that series issued pursuant to the Exchange Offers generally would be equal to the settlement price of the cash offering (excluding, for avoidance of doubt, any amount paid in respect of interest accrued prior to the settlement of the cash offering).

If the yield of the New Secured 2026 Notes based on market value as of the 2021 Old Notes Late Settlement Date declines sufficiently from the yield on the New Secured 2026 Notes based on issue price (as described above), it is possible that New Secured 2026 Notes that are settled on the 2021 Old Notes Late Settlement Date (“Late 2026 Notes”) would not be treated as part of the same “issue” for U.S. federal income tax purposes as New Secured 2026 Notes settled on the 2021 Old Notes Early Settlement Date (“Early 2026 Notes”). In that case, for U.S. federal income tax purposes, the issue date for Late 2026 Notes would be the 2021 Old Notes Late Settlement Date and the issue price for Late 2026 Notes would be different than the issue price of Early 2026 Notes. Accordingly, Late 2026 Notes may be assigned a different CUSIP number than Early 2026 Notes.

U.S. Holders should consult their own tax advisors concerning the application of these rules, including the application of the rules to their particular circumstances.

********

D.F. King is acting as the Information and Exchange Agent for the Exchange Offers and Consent Solicitation. Questions or requests for assistance related to any of the Exchange Offers and Consent Solicitation or for additional copies of the Exchange Offer and Consent Solicitation Documents may be directed to D.F. King & Co., Inc. by telephone at +1 (800) 848-3410 (U.S. toll free) and +1 (212) 269-5550 (collect), in writing at 48 Wall Street, New York, New York 10005, by email to ypf@dfking.com or by facsimile transmission at (212) 709-3328. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers and Consent Solicitation. The Exchange Offer and Consent Solicitation Documents are available for Eligible Holders at the following web address: www.dfking.com/ypf.

Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Itau BBA USA Securities, Inc., and Santander Investment Securities Inc. are acting as dealer managers (the “Dealer Managers”) for the Exchange Offers and Consent Solicitation.

Citigroup Global Markets Inc. 388 Greenwich Street, 7th Floor New York, New York 10013 United States Attention: Liability Management Group Call Collect: (212) 723-6106 US Toll-Free: (800) 558-3745

HSBC Securities (USA) Inc.

452 Fifth Avenue

New York, New York 10018

United States

Attention: Global Liability Management Group

Toll Free: +1 (888) HSBC-4LM

Collect: +1 (212) 525-5552

lmamericas@us.hsbc.com

	Itau BBA USA Securities, Inc. 540 Madison Avenue, 24th Floor New York, NY 10022 United States Attention: Debt Capital Markets Collect: +1 (212) 710-6749 Toll Free: +1 (888) 770-4828	Santander Investment Securities Inc. 45 East 53rd Street 5th Floor New York, New York 10022 United States Attention: Liability Management Collect: +1 (212) 940-1442 Toll Free: +1 (855) 404-3636

Important Notice

This announcement is not an offer of securities for sale in the United States, and none of the New Notes has been or will be registered under the Securities Act and they may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. This press release does not constitute an offer of the New Notes for sale, or the solicitation of an offer to buy any securities, in any state or other jurisdiction in which any offer, solicitation or sale would be unlawful. Any person considering making an investment decision relating to any securities must inform itself independently based solely on an offering memorandum to be provided to eligible investors in the future in connection with any such securities before taking any such investment decision.

The Exchange Offer and Consent Solicitation is being made solely by means of the Exchange Offer and Consent Solicitation Memorandum (and the applicable document in Argentina). The Exchange Offer and Consent Solicitation Memorandum is confidential and is only directed at, and can only be accessed by, Eligible Holders (as defined in the Exchange Offer and Consent Solicitation Memorandum). Documents relating to the exchange offer will only be distributed to Eligible Holders of Old Notes. Eligible Holders of Old Notes can only access the Exchange Offer and Consent Solicitation Memorandum and related documents if they electronically complete an eligibility letter by following the procedures described in the Exchange Offer and Consent Solicitation.

The distribution of materials relating to any of the Exchange Offers and Consent Solicitation may be restricted by law in certain jurisdictions. Any of the Exchange Offers and Consent Solicitation are void in all jurisdictions where they are prohibited. If materials relating to the Exchange Offers and Consent Solicitation come into your possession, you are required by the Company to inform yourself of and to observe all of these restrictions. The materials relating to the Exchange Offers and Consent Solicitation, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Exchange Offers and Consent Solicitation be made by a licensed broker or dealer and a dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the Exchange Offers and Consent Solicitation shall be deemed to be made by the dealer manager or such affiliate on behalf of the Company in that jurisdiction.

Forward-Looking Statements

Statements contained in this press release that state the Company’s or management’s intentions, expectations or predictions of the future are statements that YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of YPF and its management, including statements with respect to trends affecting its financial condition, financial ratios, results of operations, business, strategy, geographic concentration, reserves, future hydrocarbon production volumes, YPF’s ability to satisfy its long-term sales commitments from future supplies available to YPF, YPF’s ability service its outstanding debt, dates or periods in which production is scheduled or expected to come on-stream, as well as its plans with respect to capital expenditures, business, strategy, geographic concentration, cost savings and investments. These statements are not a guarantee of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. Accordingly, YPF’s future financial condition, prices, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and ability to meet YPF’s long-term sales commitments or pay dividends or service its outstanding debt could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, inflation, the domestic and international prices for crude oil and its derivatives, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, replacement of hydrocarbon reserves, environmental, regulatory and legal considerations, including the imposition of further government restrictions on the Company’s business, changes in YPF’s business strategy and operations, its ability to find partners or raise funding under its current control, the ability to maintain the YPF’s concessions, and general economic and business conditions in Argentina, the effects of pandemics, such as the novel coronavirus, on the economy of Argentina and its effects on global and regional economic growth, supply chains, YPF’s creditworthiness and the creditworthiness of Argentina, counter-party risks, as well as on logistical, operational and labor matters, as well as those factors described in “Risk Factors” in the Exchange Offer and Consent Solicitation Memorandum and in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in YPF’s 20-F “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects.” YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

Notice to Investors in the European Economic Area and the United Kingdom

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. The expression an offer includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently, no key information document required by Regulation (EU) 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore otherwise offering or selling the New Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

United Kingdom

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the UK Financial Services and Market Act 2000 (“FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA.

This document has not been approved by an authorized person for the purposes of section 21 of the FSMA. This document is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; or (ii) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”); or (iii) persons falling within Articles 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any New Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied upon by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such New Notes will be engaged in only with relevant persons.